1. Name and Address of Reporting Person
   ROONEY, PHILLIP B.
   2300 Warrenville Road
   Downers Grove, IL 60515-1700
   USA
2. Issuer Name and Ticker or Trading Symbol
   ServiceMaster Company (SVM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/13/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Ex. Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common stock $.01 par value                                                               429689           D
Common stock $.01 par value                                                               408              I           401(k) plan
Common stock $.01 par value                                                               1350             I           by son
Common stock $.01 par value                                                               13500            I           by spouse
Common stock $.01 par value        12/13/2002 A             44          A      $10.0300   193837           I           Deferred Comp
Common stock $.01 par value                                                               34869            I           Dir.Def.Fee
                                                                                                                       Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $8.75                                                08/07/2007 Common                      175000   D
(Right to buy)                                                                 Stock                       <F1>
Stock Options  $9.2593                                              02/15/2006 Common                      8100     D
(Right to buy)                                                                 Stock                       <F1>
Stock Options  $10.52                                               03/15/2008 Common                      150000   D
(Right to buy)                                                                 Stock                       <F1>
Stock Options  $11.2222                                             02/12/2007 Common                      11250    D
(Right to buy)                                                                 Stock                       <F1>
Stock Options  $11.5                                                12/31/2009 Common                      308980   D
(Right to buy)                                                                 Stock                       <F2>
Stock Options  $12.524                                              12/06/2008 Common                      250000   D
(Right to buy)                                                                 Stock                       <F1>
Stock Options  $13.4311                                             04/30/2007 Common                      225000   D
(Right to buy)                                                                 Stock                       <F1>
Stock Options  $13.87                                               05/03/2006 Common                      1442     D
(Right to buy)                                                                 Stock                       <F3>
Stock Options  $14.7733                                             04/30/2007 Common                      22500    D
(Right to buy)                                                                 Stock                       <F4>
Stock Options  $16.1155                                             04/30/2007 Common                      22500    D
(Right to buy)                                                                 Stock                       <F4>
Stock Options  $17.4622                                             04/30/2007 Common                      22500    D
(Right to buy)                                                                 Stock                       <F4>
Stock Options  $18.075                                              01/28/2009 Common                      200000   D
(Right to buy)                                                                 Stock                       <F1>
Stock Options  $18.2583                                             02/15/2008 Common                      75000    D
(Right to buy)                                                                 Stock                       <F4>
Stock Options  $18.8045                                             04/30/2007 Common                      22500    D
(Right to buy)                                                                 Stock                       <F4>
Stock Options  $20.1467                                             04/30/2007 Common                      22500    D
(Right to buy)                                                                 Stock                       <F4>

Explanation of Responses:

<F1>
The option is exercisable in five equal annual installments beginning on the first anniversary of the date of the grant.
<F2>
Option becomes exercisable 10% per year on anniversary date of the grant for a period of 8 years, the 9th anniversary the remaining 20% becomes exercisable..
<F3>
In 1999, ServiceMaster entered into a joint venture with Kleiner, Perkins, Caufield & Byers to develop an Internet company, We Serve Homes.com ("WSH"). A WSH option was granted in 2000. On January 11, 2002, the WSH option was converted into a ServiceMaster option at a ratio of 55.48 to 1, pursuant to a merger with a subsidiary of ServiceMaster in a transaction exempt under Rule 16b-7.
<F4>
Exercise Vesting/Exercise Prices - 1st anniversary 20% exercisable at 110% FMV:
$14.7733 per share - 2nd anniversary 20% exercisable at 120% FMV: $16.1155 per share - 3rd anniversary - 20% exercisable at 130% FMV: $17.462 per share - 4th anniversary 20% exercisable at 140% FMV: $18.8045 - 5th anniversary 20% exercisable at 150% FMV: $20.1467 per share FMV - Fair Market Value on Grant Date

SIGNATURE OF REPORTING PERSON
/s/ Sandra L. Groman

DATE
12/16/2002